CBRE, Inc. Gil Borok Deputy Chief Financial Officer and Chief Accounting Officer	400 So. Hope Street, 25th Floor Los Angeles, CA 90071 213 613 3730 T 213 613 3735 F gil.borok@cbre.com www.cbre.com

August 29, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Wilson K. Lee, Senior Staff Accountant
RE: CBRE Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2015

Dear Mr. Lee:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2015 of CBRE Group, Inc. (the “Company”) in a letter dated August 16, 2016. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Results of Operations, Page 36

1.	We note your non-GAAP measure EBITDA, as adjusted, contains an adjustment for cost containment expenses. Please tell us what this adjustment relates to, how it is calculated, and if it has a cash impact. In future filings please provide greater insight into each adjustment being made so that it is clear how this adjustment is calculated and what this adjustment represents.

Company Response

Cost containment expenses relate to a program initiated in the fourth quarter of 2015 to reduce the Company’s global cost structure after several years of significant revenue and related cost growth. Cost containment expenses incurred in 2015 consist of $32.6 million of severance costs related to headcount reductions in connection with the program and $7.8 million of third-party contract termination costs. The total $40.4 million has a cash impact, substantially all of which has already been paid.

In future filings, the Company will provide greater insight into the adjustment by disclosing information similar to that set forth above.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (213) 613-3730.

Sincerely,

/s/ GIL BOROK
Gil Borok
Deputy CFO and Chief Accounting Officer